

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 14, 2009

Andrew J. Fromkin
President and Chief Executive Officer
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, Massachusetts 02458

> **Re: Clinical Data, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 3, 2009**
> **File No. 333-156011**

Dear Mr. Fromkin:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material United States Federal Income Tax Consequences, page 87

1.   Revise the disclosure to expressly state that it constitutes the opinion of counsel regarding the material federal income tax consequences, and identify counsel. If counsel is unable to opine on any issue, so state, and explain why counsel cannot opine.

Unaudited Pro Forma Condensed Combined Financial Information, page 117

Notes to Unaudited Pro Forma Condensed Financial Statements, page 125

2.   We refer to footnote (4). Please tell us why you believe it is appropriate to eliminate in-process research and development and restructuring charges included in the historical earnings of Clinical Data, Adenosine and Avalon from the pro forma financial statements. In that regard, infrequent and unusual items included in the historical financial statements of a registrant or other combining entities that are not directed affected by the transaction being presented under Regulation S-X Article 11 are not normally eliminated in pro forma presentations.

3.   Under footnote (12), please provide a brief description of the contingent value rights. Please also expand to clarify how the value assigned to the contingent value rights was determined.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your submission or in response to our comments on your submission.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Gary Todd at (202) 551-3605 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have any questions regarding comments on the financial statements. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via facsimile): Marc Recht, Esq.
Miguel J. Vega, Esq.
Luke Albrecht, Esq.
Cooley Godward Kronish LLP
(617) 937 - 2400